UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For June 18 through June 21, 2007

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press releases:

-                                           Progress on share repurchase program KPN, dated 18 June 2007;

-                                           KPN completes Tiscali Netherlands acquisition, dated 19 June 2007;

-                                           KPN tackles VoIP issues, dated 21 June 2007;

-                                           Background information on Consumer VoIP in the Netherlands, dated 21 June 2007.

Persbericht

Progress on share repurchase program KPN	Datum
18 juni 2007

Nummer
045pe

Further to the share repurchase program announced on 6 February 2007, KPN announces that, during the week of 11 June 2007 to 15 June 2007, it has repurchased 1,550,000 KPN ordinary shares at an average price of EUR 12.36. To date, approximately 39.5% of the repurchase program has been completed. The repurchase program that started on 7 February 2007 will run through 31 December 2007.

Pree release

KPN completes Tiscali Netherlands acquisition	Date
19 June 2007

Number
046pe

KPN has completed the acquisition of Tiscali SpA’s Dutch operations for a consideration of EUR 236 million following the unconditional approval from Dutch competition authority NMa on 23 May.

The takeover price is EUR 19 million lower than the agreement in September 2006 based on the working capital and net debt on the closing balance sheet.

KPN takes over the provision of services to more than 295,000 broadband customers as well as Tiscali’s infrastructure in the Netherlands. As a result KPN’s retail broadband share increases by approximately 4% to 45%.

KPN has appointed Robin Clements as managing director of Tiscali Netherlands.

Tiscali Netherlands serves both the retail consumer and wholesale market, predominantly with broadband (DSL) services via its own network. In 2006, Tiscali reported net sales of EUR 101 million with EUR 47 million EBITDA. It employs 258 staff.

Press release

KPN tackles VoIP issues	Date
21 June 2007

Number
04pe

Following the operational problems surrounding VoIP, KPN has taken extensive measures in the first quarter of 2007 to restore quality of service and customer satisfaction. The issues around VoIP are now under control and customer satisfaction is increasing. KPN has the intention to gradually increase VoIP order intake from 5,000-6,000 per week currently to 8,000-9,000 per week after Summer. However the scaling up will not be allowed to affect quality of service and will therefore be a step by step process. Now that the operational problems are under control, calls to the contact centres will be priced at the regular tariff, as of July 1st.

In Q1, the issues around VoIP resulted in a financial impact of € 25-30 million as well as lower VoIP growth. The financial impact and lower growth are expected to continue in Q2, but to decrease in Q3. KPN does not expect any material impact to its 2007 guidance.

VoIP order intake in Q2 will be lower than in Q1 and is currently estimated at about 60,000.

Despite lower VoIP sales, net line loss is expected to decrease to 110,000 in Q2, and to stabilize afterwards. Following a clean-up of IT systems, KPN has applied a cumulative correction of 25,000 in the Q1 2007 net line loss, leading to a restated 165k net line loss in Q1. This was the result of double counts in PSTN/ISDN lines that were already migrated to VoIP.

Background

Background information on Consumer VoIP in the Netherlands	Date
21 June 2007

Number
047pe

Following the publication of the first quarter results on 8 May, KPN has noted significant interest in VoIP and considered it helpful to update the market on this matter. This document provides further detail on VoIP in the Netherlands, the impact of actions taken by KPN and implications going forward.

The Dutch consumer market has rapidly adopted VoIP since its introduction at the end of 2005. Already 1 in 3 households in the Netherlands have migrated to VoIP, with KPN firmly established as market leader since the third quarter of 2006. However, higher than expected demand in the fourth quarter for KPN VoIP led to operational problems and an overload at call centers. In order to solve these, KPN has taken extensive measures in the first quarter of 2007 to restore quality of service and customer satisfaction.

Recap KPN VoIP issues

It is well-documented that a combination of causes resulted in an overload at call centers and complex complaints with 5% of VoIP customers. The most important cause was an overwhelming demand of 247,000 net additions in Q4, beyond average demand in previous quarters and normal capacity. The acceptance of non-standard orders disrupted the supply chain and resulted in a large variance in delivery lead times and order cancellations. Furthermore, installation at customer’s homes was delayed by an insufficient number of engineers and a Do-It-Yourself package requiring too much helpdesk support. Finally, customers failed to make an activation call to migrate to the new service. In all, this led to an inefficient delivery process and an unacceptable number of customer complaints.

Actions taken and results so far

In Q1, KPN has taken extensive measures to address these operational issues. Order intake was reduced by putting advertising on hold. At the same time, alternative offers were launched to retain existing customers in PSTN/ISDN. Delivery time for VoIP is now guaranteed at 5 weeks following a full redesign of the delivery process. Customer care was expanded by doubling the number of call center agents from 500 to 1,000 and reducing helpdesk call rates to 1 cent per minute. This resulted in 90% first-time issue resolution, up from 60% in Q4. Waiting times at call centers are now back to normal. Finally, KPN put more emphasis on complaint management with a dedicated service team for complex cases, reimbursement for complaints and proactive follow-up service calls.

By now, the root causes have been addressed and the delivery process is approaching the desired standards, but at a lower VoIP order intake. The additional costs for VoIP in Q1 were € 25-30 mn, predominantly from temporary staffing, free calls to call centers, reimbursement for complaints and project costs.

Accompanies press release

Date
21 June 2007

Number
047pe

VoIP and net line loss going forward

KPN considers VoIP as one of many offers to meet customer demand, as KPN offers a complete service portfolio, including ADSL-only, Mobile-only and combined offers, to address different segment needs. Its multibrand strategy and multiplay offers are key enablers to achieve a solid position in each segment.

Following the focus on quality, VoIP order intake in Q2 will be lower than in Q1, currently estimated at about 60,000. KPN has the intention to gradually increase VoIP order intake from 5,000-6,000 per week currently to 8,000-9,000 per week after Summer. Wholesale Line Rental (WLR) is expected to grow further from 47k in Q1 to more than 120k in Q2, but in the KPN definition this does not impact net line loss. The financial impact from WLR is limited for KPN, as a retail minus of 15% is applied.

Net line loss is expected to decrease to 110k in Q2, despite lower VoIP sales. KPN expects net line loss to stabilize after Q2. Following a clean-up of IT systems, KPN has applied a cumulative correction of 25k in the Q1 net line loss, leading to a restated 165k net line loss in Q1. This was the result of double counts in PSTN/ISDN lines that were already migrated to VoIP. The additional VoIP costs in Q2 are expected to be in line with Q1, and to decrease in Q3. KPN does not expect additional costs for VoIP in Q4 and no material impact on the 2007 guidance as issued in February.

Please note that KPN does not have the ambition to scale up again to the level of Q4 ‘06, as the lower order intake allows KPN to reach its fair share in the Dutch voice market in a more controlled way.

Concluding remarks

With the actions taken in February, KPN underpins an uncompromising focus on quality and has clearly put its customers first. The issues around VoIP are now under control, and customer satisfaction is increasing. This has resulted in a financial impact of € 25-30 mn in Q1 and lower VoIP growth in Q1 and Q2. KPN has the intention to gradually increase VoIP order intake to 8,000-9,000 per week after the Summer. The financial impact is expected to continue in Q2, but to decrease in Q3, without material impact on KPN’s 2007 guidance.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: June 21, 2007	By:	/s/ MICHEL HOEKSTRA
Michel Hoekstra
Legal Counsel